DIAMYD MEDICAL

RECEIVED
2007 DEC 17 A 9:24

07028649

December 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of December 7, 2007: **"NEW BOARD PROPOSED FOR DIAMYD MEDICAL."**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Cecilia Driving

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

NEW BOARD PROPOSED FOR DIAMYD MEDICAL

***Press Release, Stockholm, Sweden, December 7, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that its major shareowners, Bertil Lindkvist and Anders Essen-Moller, propose that the following Board of Directors is elected for the new fiscal year at the upcoming Annual General Meeting on December 11, 2007.

1) Lars Jonsson, BSc, Swedish Honorary Consul in Seattle, founder and majority owner of the international group Stellar Holding (www.stellar.com). Jonsson plays an important role as a bridge between research and business as for example at the 2007 annual Seattle-Sweden Diabetes meetings in Seattle, Washington, and Linkoping, Sweden.

2) Christer Hagglund, BSc, Stockholm. Majority owner of the NOMX-listed service company Proffice AB that recently has moved into the health care service sector.

3) Sam Lindgren, MD, Lund, with more than 14 years experience from leading positions within drug development within the areas of diabetes (Novo Nordisk), CNS (Lundbeck) and Asthma (Astra).

4) As working Chairman, Anders Essen-Moller, MSc, Stockholm, founder of Diamyd Medical.

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in

the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END